EXHIBIT 3

February 8, 2016

Board of Directors
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, TX 77023

To the Board of Directors:

For over three years, investment funds managed by 40 North Management LLC (“40 North”) have been shareholders of Mattress Firm Holding Corp. (“Mattress Firm” or the “Company”) and currently hold approximately 8.5% of the Company's common stock. As long-term shareholders, we have been supportive of the Company’s Chief Executive Officer, Steve Stagner, and his management team through Mattress Firm’s ups and downs, and we continue to stand behind him as he works to integrate the Sleepy’s acquisition. It is therefore not without serious consideration that we write this letter to express our tremendous concern regarding the Company’s worst-in-class corporate governance and its ongoing treatment by J.W. Childs – a minority shareholder who effectively controls the Board of Directors (the “Board”) – as a private company being run without regard for the interests of all shareholders. Significant changes to the governance of Mattress Firm are imperative, including the appointment of a Board that is comprised of a majority of truly independent directors.

As you must know, Mattress Firm is a publicly traded company and no longer a portfolio company of J.W. Childs. Notwithstanding the fact that J.W. Childs has been a consistent seller of the Company’s stock leaving them with a now minority 36% ownership, the Board continues to be controlled by J.W. Childs, their affiliates and other directors with whom they share close ties, leaving no true voice for all other public shareholders. Our long-standing concern was clearly detailed in December 2015 by former director Ron J. Mittelstaedt when he issued a highly uncommon public letter announcing his resignation from the Board, questioning the “true independence of the ‘independent’ Directors who are affiliated with J.W. Childs’” and expressing his belief that J.W. Childs’ disproportionate representation on the Board did not serve the interest of all shareholders. Shockingly, the Board has not even deemed the corporate governance issues raised worthy of a reply.

Unfortunately, we are compelled to write now given our recent dialogue with the Board and the Board’s decision to amend the terms of the Sleepy’s acquisition on February 3rd and issue over half a million shares of Company common stock to Company insiders including J.W. Childs affiliates at a near two-year low, a transaction which can only be described as an egregious insider deal. We recognize the current volatility in the credit markets, which pushed the Board to consider various financing alternatives including further equitizing the Company. But rather than provide all shareholders the opportunity to participate in the contemplated dilutive share offering, the Board deplorably issued equity solely to its insiders when the Company’s stock was trading at what a J.W. Childs representative described as a significantly undervalued price. This fact is even more distasteful given J.W. Childs’ recent sales of the stock at opportunistic prices, including a sale in April 2015 at a price of $66.47 (or approximately 86% above the price per share at which J.W. Childs just acquired stock from the Company). 40 North would gladly have participated in the February 3rd share issuance had it been offered the opportunity to do so, and we believe the Company would have been far better served by issuing the stock to its truly long-term shareholders rather than J.W. Childs who has been a consistent seller of the stock for years.

In recent conversations with members of the Board affiliated with J.W. Childs, we discussed changes to the makeup of the current Board to address our governance concerns, including a proposal made by members of the Board to add two 40 North representatives to the Board. While we are clearly willing to serve on the Board, we ultimately concluded that the appointment of 40 North representatives alone was inadequate and a broader transformation to the composition of the Board was required to ameliorate the Company’s significant corporate governance issues and shareholder misalignment. In particular, J.W. Childs must commit to taking a minority position, commensurate with its economic ownership, and to the appointment of new unaffiliated independent directors to serve as the majority. J.W. Childs’ refusal to do so is contrary to the basic tenets of good corporate governance. The February 3rd stock issuance to insiders has only further highlighted the need for wholesale change in light of the current Board’s inability to look out for the interests of shareholders other than J.W. Childs. To be clear, we have no interest in putting ourselves in the same predicament Ron Mittelstaedt found himself in and participating in what is only a window-dressing exercise that will further entrench J.W. Childs in a disproportionately controlling position and will not provide all of Mattress Firm’s shareholders with the independent-minded Board that they deserve.

We are long-term owners and operators of both industrial and investment businesses ourselves, but having watched the Board’s inaction to appropriately represent all shareholders, we can no longer sit silent. We again implore the Board to take its credibility and good corporate governance seriously and give all shareholders the voice they have bargained for as the majority owners of the Company.

Sincerely,

/s/ David S. Winter	/s/ David J. Millstone

David S. Winter	David J. Millstone